News Release

Alexco Reports Fourth Quarter and Year End 2014 Results

March 25, 2015 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports financial results for the fourth quarter and year ended December 31, 2014. All figures are expressed in Canadian dollars unless otherwise stated. For the fourth quarter of 2014 Alexco recorded an adjusted net loss1 of $1.6 million or $0.02 per share, including $0.8 million in depreciation and other non-cash costs. Alexco Environmental Group (“AEG”), a wholly owned subsidiary of Alexco, recognized revenues of $4.1 million in the fourth quarter and $14.9 million for the year ended December 31, 2014, with an annual gross profit of $4.9 million, achieving a gross margin of 32.8% . For the full year 2014 Alexco recorded an adjusted net loss1 of $5.4 million or $0.08 per share. The consolidated net loss for the year was $32.8 million, including the impact of non-cash asset write downs of $29.9 million, along with an offsetting $2.6 million deferred income tax recovery recorded in the fourth quarter. The write downs were primarily due to significantly depressed silver prices in 2014 and the continued interim suspension of mining operations.

2014 Highlights

  Adjusted net loss1 of $5.4 million or $0.08 per share. Consolidated net loss was $32.8 million, including a non-cash charge of $29.9 million, reflecting the impact of depressed silver prices in 2014 and the continued interim suspension of mining operations.
  Cash and cash equivalents at December 31, 2014 of $8.6 million and net working capital of $11.3 million compared to $8.6 million and $15.3 million, respectively, at December 31, 2013.
  AEG full year gross profit of $4.9 million on revenues of $14.9 million, achieving a gross margin of 32.8%.
  Completed 18,267 meters of surface exploration drilling with continued success; Alexco drilled its best hole ever at Keno Hill, intersecting 5,667 grams per tonne (g/t) silver over 6.39 meters true width at Bermingham, while also enjoying continued success with infill and extension drilling at Flame & Moth.
  Achieved a 32% decrease in G&A costs in 2014 compared to the previous year.
  Completed a bought deal financing in August 2014 for net cash proceeds of $7.2 million.
  Extended by one year, to December 31, 2015, the date by which Alexco may make a US$20 million payment to Silver Wheaton to implement an amendment to its silver streaming agreement.
  Completed a positive preliminary economic assessment (“PEA”) encompassing Bellekeno, Flame and Moth and the Lucky Queen deposits, in addition to outlining resources at the Onek and Bermingham deposits.
  Moved forward with the permitting process required for development and future production from the Flame & Moth deposit. A Decision Document has been issued by the Government of Yukon, which is a necessary step toward amending the Quartz Mining Licence and the Water Use Licence.
[1]

Adjusted net loss excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 16 of Alexco’s December 31, 2014 MD&A for explanation and reconciliation.

Alexco’s President and Chief Executive Officer Clynt Nauman said, “Although 2014 will be remembered as a year of challenges in the silver business, Alexco was able to move forward with a substantial and very successful exploration program, renegotiate our silver streaming agreement, advance permitting and development activities for our Flame & Moth deposit and position Alexco for a restart of silver mining operations when market conditions strengthen. We are further encouraged to report that by cutting our expenses and prudently applying the cash flow from the Alexco Environmental Group, we have good flexibility and resilience for the foreseeable future while we continue to optimize our future operating plans.”

Head Office	T. 604 633 4888
Alexco Resource Corp. 200 Granville Street, Suite 1150 Vancouver, BC V6C 1S4 Canada	F. 604 633 4887

Summary Financial Results and Information

(expressed in thousands of dollars, except per
share and recognized metal price amounts)	Three Months Ended December 31		Year Ended December 31
	2014	2013	2014	2013

Revenue from mining operations	-	665	361	43,114
Gross profit (loss) from mining operations	-	200	361	(29)

Revenue from environmental services	4,139	4,498	14,925	16,319
Gross profit from environmental services	1,260	2,418	4,888	8,849

Revenue from all operations	4,139	5,163	15,286	59,433
Gross profit from all operations	1,260	2,618	5,249	8,820

Loss before taxes	(31,113)	(505)	(35.608)	(62,079)
Net loss	(29,025)	(1,131)	(32,772)	(50,450)
Adjusted net loss[1]	(1,616)	(1,131)	(5,363)	(4,313)
Total comprehensive loss	(29,263)	(1,197)	(32,724)	(50,633)
Loss per share – basic and diluted	($0.44)	($0.01)	($0.50)	($0.81)
Adjusted loss per share[1]	($0.02)	($0.02)	($0.08)	($0.07)
Cash flows (consumed) generated from operating activities	543	4,154	(723)	3,407

Recognized metal prices:[2]
Silver (USD per ounce)	-	$19.63	-	$23.94
Lead (USD per pound)	-	$0.95	-	$0.98
Zinc (USD per pound)	-	$0.88	-	$0.88

[1]

Adjusted net income (loss) excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 16 of Alexco’s December 31, 2014 MD&A for explanation and reconciliation.

[2]	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.

Alexco Environmental Group

AEG achieved another strong year, recording revenues of $14.9 million and a gross profit of $4.9 million, compared to revenue of $16.3 million in 2013 and a gross profit of $8.8 million. The increased revenues and gross profit in 2013 included $2.0 million in additional revenues and an $850,000 reduction in cost of sales recognized on completion of a renegotiated agreement with the Government of Canada. In 2014 AEG achieved a solid gross margin of 32.8%, compared to 42.5% in 2013. The decrease in gross margin from the prior year is primarily a result of capacity constraints at AEG and consequent outsourcing of work to external consultants incurring lower margins.

Nauman said, “AEG again performed impressively in 2014 and is now actively repatriating to Alexco the capital deployed to AEG in its early years. We will continue to focus on growth at AEG; the business is well branded, has strong margins, and is currently operating close to capacity. Further growth in the business will likely require capital and additional professional staff, and the AEG management team therefore remains focused on strategic repositioning of the business to capitalize on a string of recent successes.”

Keno Hill Exploration and Development

Alexco completed its 2014 surface exploration program in October 2014, drilling 68 holes for a total of 18,267 meters. The Company incurred exploration expenditures of $5.1 million. The drill program focused on the infill, definition and extension drilling on the Flame and Moth and Bermingham deposits. Nauman said, “Our exploration work in 2014 underscored our confidence at Flame & Moth, with much of the infill and peripheral drilling revealing higher grades and better thicknesses of mineralization than in previous models. Flame & Moth could very well be the cornerstone of silver production at Keno Hill into the 2020s. Further, our results at Bermingham were very impressive, in fact some of the best results we have seen at Keno Hill since our acquisition of the district in 2006.”

Alexco is currently planning a 2015 exploration program, budgeted at approximately $2 million, to follow up successful results returned from the 2014 surface drilling program. Focus in 2015 will be on Bermingham, where robust silver mineralization encountered in 2014 appears to be vectoring toward a stratigraphic – structural setting similar to that occupied by the Hector-Calumet deposit that historically produced 96.2 million ounces of silver at an average grade of 35.4 ounces per ton (opt).

Flame and Moth Results:

Results from the drill program at Flame and Moth were reported in mid-January 2015 (see news release dated January 20, 2015 entitled “Alexco Intersects 1,483 Grams per Tonne Silver (47.7 Ounces Per Tonne) over 6.2 Meters True Width at Flame & Moth Deposit in the Keno Hill Silver District”), with respect to 15,133 meters of infill, definition and extension drilling completed. The northerly Christal Zone returned results of a maximum true width of 13.3 meters (average of 6.5 meters) of mineralization, with a best composite silver assay of 1,483 grams per tonne silver (g/t) (47.7 ounces per tonne (opt)) over 6.2 meters true width. The total drilled strike length of the Flame & Moth vein system in the area about the existing resource now measures approximately 1,150 meters.

Bermingham Results:

Results from the drill program at Bermingham were reported in early November 2014 (see news release dated November 5, 2014 entitled “Alexco Drills Best Hole Ever: Intersects 5,667 Grams Per Tonne Silver Over 6.39 Meters (true width) at Bermingham; Mineralization Extended and Remains Open”), with respect to 2,667 meters of drilling completed in eight holes to both infill and extend Bermingham mineralization to the northeast. Results from this drilling include an intercept of 6.39 meters (true width) with a composite silver grade of 5,667 g/t silver (165.3 opt), which included 1.81 meters (true width) assaying 18,270 g/t (532.9 opt) silver. Overall, work in 2014 has systematically extended mineralization at Bermingham approximately 400 meters northeasterly beyond the existing Etta Zone resource, toward the inferred unique stratigraphic and structural setting occupied by the adjacent Hector-Calumet mine.

Extension of Payment Date for Silver Streaming Amendment

In June 2014, Alexco announced it had come to an agreement with Silver Wheaton Corp. to amend the silver streaming agreement originally dated October 2, 2008, such that the fixed US$3.90 per ounce silver streaming production payment can be replaced with a variable production payment based on the spot price of silver, with significant positive implications for Alexco and the Keno Hill Silver District in general (see news release dated June 16, 2014 entitled “Alexco Announces Amended Silver Streaming Agreement for Keno Hill”). The amendment is subject to the payment of US$20 million by Alexco to Silver Wheaton, and the date by which the payment is currently due is set at December 31, 2015. (see news release dated November 3, 2014 entitled “Alexco Announces One Year Extension of Silver Stream Amendment Buy-Down Date”). Nauman emphasized, “This amendment to the silver streaming agreement is an opportunity - not an obligation - for Alexco. And while I believe it is very important for Alexco to implement a redefined streaming agreement, I am not willing to do so at the cost of diluting our shareholders in the current market. We will continue to look for additional solutions to this issue.”

Permitting

The key to the future mining operation at Keno Hill is the Flame & Moth deposit, which under Yukon regulations required Alexco to undertake an environmental re-assessment under the Yukon Environmental and Socio-economic Assessment Act (YESAA), and seek additional amendments to its existing Quartz Mining Licence (QML) and Water Use Licence (WUL). This process was initiated in December 2013. In October 2014, the Designated Office Evaluation Report under the Yukon Environmental and Socio-economic Assessment Board (YESAB) recommended that the Flame & Moth project be allowed to proceed under certain terms and conditions, many of which were subsequently modified or rejected by the Decision Body (Yukon Government) in the Decision Document received by the Company on November 4, 2014. The Decision Document outlines the terms and conditions for modification of the existing QML and WUL; a WUL is considered by Alexco to be necessary for development of the Flame & Moth deposit. Thus, subsequent to the QML amendment, the Company is proceeding to complete a process to amend its WUL to incorporate conditions related to development, future production and milling of ore from Flame & Moth. It is anticipated that a further six months is required to amend the WUL, a process which was initiated in October, 2014. Total anticipated permitting time for Flame & Moth from initiation of the process in December 2013 is estimated to be approximately 20-24 months, with final permits anticipated in the second half of 2015.

Keno Hill Silver District PEA

In December 2014, Alexco released an updated National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for its 100% owned Keno Hill Silver District in Canada's Yukon Territory (“KHSD PEA”) (see news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon”). This PEA consolidates into one report updated information related to construction and operation of a new underground mine at the Flame & Moth silver deposit, and includes current resource statements for the Bellekeno, Flame and Moth, Lucky Queen, Onek and Bermingham deposits. The PEA reflects one of a number of production strategies being considered in the eastern Keno Hill Silver District.

The KHSD PEA outlines a mining project with an initial nine-month construction period followed by a 5.75 year period of silver production anchored by the Flame & Moth deposit. The PEA provides for annual silver production of approximately 3 million ounces per year, significant lead and zinc production and a 3.75 year payback period (see news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver district, Yukon”).

Financial

As at December 31, 2014, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, metal prices have been volatile and silver has experienced a significant decline through 2014. As a result, the Company recorded a consolidated impairment charge totaling $29.9 million on its mining assets and exploration and evaluation properties during the fourth quarter, offset by the accompanying deferred income tax recovery of $2.6 million.

Alexco’s cash and cash equivalents at December 31, 2014 totaled $8.6 million compared to $8.6 million at December 31, 2013, while net working capital totaled $11.3 million compared to $15.3 million for the same dates. The decrease in net working capital is mainly attributed to a reclassification of inventory, where $4.3 million of ore in stockpiles has been classified as a non-current asset. Cash and net working capital decreased by $1.9 million and $6.7 million, respectively, over the fourth quarter, mainly due to a reduction in payables, the reclassification of ore in stockpiles to non-current and fixed overhead expenses. With its cash resources and net working capital on hand at December 31, 2014, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration for at least the current 12 month period, although a re-start of mining operations and new mine development will require additional capital investment.

Financial Report and Conference Call for Year Ended December 31, 2014

Full details of the financial and operating results for the year ended December 31, 2014 are described in Alexco’s audited consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco, including its annual information form, are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact Alexco at Suite 1150 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request, free of charge, hard copies of the audited consolidated financial statements and related Management’s Discussion and Analysis.

Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Thursday, March 26, 2015. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through April 26, 2015, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Conference ID # 13604061

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Keno Hill in order to decrease costs and reposition the District for long-term, sustainable operations. Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email:    info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the amendment to the Silver Purchase Agreement, its impact on Alexco and the Keno Hill Silver District and the parties’ rights, obligations and conditions thereunder, including Alexco’s condition to pay Silver Wheaton $20 million and obtain regulatory approvals for any financing related thereto, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the anticipated timing of making a production decision in the Eastern Keno Hill Silver District including recommencement of production at the Bellekeno mining operation, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the parties’ performance under the amendment to the Silver Purchase Agreement, including Alexco’s ability to raise additional capital to make the $20 million payment to Silver Wheaton to meet its condition thereunder; success and timing of regulatory approvals; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital to make the $20 million payment to Silver Wheaton under the amendment, that regulatory approval will be obtained in a timely fashion, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.